EXHIBIT 97.1

PTC Inc.

Executive Compensation Recoupment Policy

This Executive Compensation Recoupment Policy (the “Policy”) has three parts. Part I is designed to comply with Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Nasdaq Rule 5608, or any successor rule, and provides for recovery of certain incentive compensation from Covered Persons upon restatement of a Financial Reporting Measure. Part II provides for recovery of incentive compensation under circumstances in which Part I does not apply, including recovery of incentive compensation from Covered Persons and Other Executives upon restatement of an operating or other performance measure that is not a Financial Reporting Measure and from Other Executives upon restatement of a Financial Reporting Measure. Part III contains general provisions that apply to the entirety of this Policy.

Part I

Recoupment of Recoverable Compensation

1. Required Recoupment. If PTC Inc. (the “Company”) is required to prepare a Restatement, the Company’s Board of Directors (the “Board”) shall, unless the Board determines it to be Impracticable, take reasonably prompt action to recoup all Recoverable Compensation from any Covered Person, such recoupment to be on a “no-fault” basis and without regard to whether any misconduct occurred or a Covered Person’s responsibility for the erroneous financial statements.

2. Recoupment Methods. Subject to applicable law, the Board may seek to recoup Recoverable Compensation by: (i) requiring a Covered Person to repay such amount to the Company; (ii) set-off of a Covered Person’s other compensation; (iii) cancellation, in whole or in part, of outstanding equity awards; (iv) reducing future compensation; or (v) such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. The Board in its sole discretion, as measure to facilitate recoupment, may cause to be retained by the Company, or require the retention by the Covered Officer of, earned or vested compensation or equity awards if the Company is assessing whether the Company is required to prepare a Restatement.

Part II

Recovery of Other Performance-Based Compensation

1. Recovery upon Restatement. If the Company is required to prepare a Restatement, the Board or a committee of the Board may seek to recoup all Unearned Incentive-Based Compensation from any Other Executive. The Board or committee will review the facts and circumstances and may take such actions as it considers appropriate with respect to the Unearned Incentive-Based Compensation of such Other Executive.

2. Recovery upon Correction of Operating Measure. If the Board or a committee of the Board concludes that an Operating Measure will be restated, the Board may seek to recoup all Unearned Operating Performance-Based Compensation from any Covered Executive, including any former Covered Executive, if such Covered Executive’s intentional misconduct contributed to the reason the Company concluded an Operating Measure would be restated. The Board or applicable committee will review the facts and circumstances and may take such actions as it considers appropriate with respect to the Unearned Operating Performance-Based Compensation of such Covered Executive.

3. Recovery Methods. Subject to applicable law, the methods by which Board may seek to recover Unearned Compensation may include: (a) seeking cash reimbursement of Unearned Compensation paid in cash; (b) seeking recovery of vested equity that is determined to be Unearned Compensation, (c) seeking recovery of Unearned Compensation from proceeds received by the Executive upon the sale of any Company equity (which amount shall not be net of any commissions), and (d) cancellation of earned but unvested equity awards with a value equal to the Unearned Compensation.

Part III

General Provisions

These General Provisions apply to both Parts I and II of this Policy.

1. Administration of Policy. The Board shall have full authority to administer, amend or terminate this Policy. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. The Board may delegate any of its powers under this Policy to the Compensation and People Committee of the Board or any subcommittee or delegate thereof.

2. Acknowledgement by Covered Executives. The Board shall provide notice to and seek written acknowledgement of this Policy from each Covered Executive; provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

3. No Indemnification. Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, no Covered Person or Covered Executive or former Covered Executive shall be indemnified against the loss of any Recoverable Compensation or Unearned Compensation, including any taxes paid on such Recoverable Compensation or Unearned Compensation, nor may the Company purchase, or cause to be purchased, insurance for any Covered Person or Covered Executive or former Covered Executive against the loss of any Recoverable Compensation or Unearned Compensation or pay or reimburse any Covered Person or Covered Executive or former Covered Executive for insurance premiums paid by or on behalf of the Covered Person or Covered Executive or former Covered Executive for insurance purchased against the loss of Recoverable Compensation or Unearned Compensation.

4. Policy is Not an Exclusive Remedy. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Person or Covered Executive that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). This Policy is not the exclusive remedy of the Company or the Board in the event of a Restatement or restatement of an Operating Measure, and the Board or the Company may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement or restatement of an Operating Measure to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

5. Disclosures. The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the U.S. Securities and Exchange Commission, including, without limitation, Rule 10D-1 promulgated under the Exchange Act, and Nasdaq Rule 5608, or any successor rule.

6. Existing Policy. This Policy supersedes the Company’s existing Executive Compensation Recoupment Policy approved by the Compensation Committee on November 5, 2012 with respect to all Unearned Compensation granted on or after the Effective Date.

7. Effective Date. This Policy is effective as of November [16], 2023 (the “Effective Date”) and applies to all Recoverable Compensation Received on or after October 2, 2023 and all Unearned Compensation granted on or after the Effective Date.

8. Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years preceding the earlier of: (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. To the extent required under Nasdaq Rule 5608 or other stock exchange listing rules, the Applicable Period also includes any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years.

“Covered Executive” means an Executive Officer or Other Executive.

“Covered Person” means any person who receives Recoverable Compensation. A Covered Person includes not only current Executive Officers of the Company, but also former Executive Officers of the Company.

“Executive Officer” includes the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, and any other person who performs similar policy-making functions for the Company. A person may be deemed an Executive Officer of the Company if the person is employed by one of the Company’s subsidiaries and performs policy-making functions for the Company.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures, such as those appearing in earnings releases), and any measure that is derived wholly or in part from such measure. Examples of Financial Reporting Measures include measures based on: revenues, net income, operating income, financial ratios, EBITDA, liquidity measures, return measures (such as return on assets), profitability of one or more segments, sales per square foot, same store sales, revenue per user, and cost per employee. Stock price and total shareholder return (“TSR”) also are Financial Reporting Measures.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable exchange listing standard, the Board determines that recovery of the Recoverable Compensation is impracticable because: (i) it has determined that the direct expense that the Company would pay to a third party to assist in recovering the Recoverable Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Recoverable Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of the Recoverable Compensation would cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-Based Compensation” includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however, it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) Operating Performance-Based Compensation; and (iv) equity awards that vest solely based on the passage of time.

“Operating Measure” means a subjective, strategic, or operational standard or measure that is not a Financial Reporting Measure.

“Operating Measure Recoverable Period” means the three completed fiscal years preceding the date that the Board or a committee of the Board concludes that the Company will restate an Operating Measure. The Operating Measure Recoverable Period also includes any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years.

“Operating Performance-Based Compensation” includes any compensation that is granted, earned, or vested based wholly or in part exclusively upon the attainment of an Operating Measure, including any compensation the amount of which is determined based on the attainment of an Operating Measure even if such compensation is subject to subsequent service-based vesting.

“Other Executive” is an executive of the Company with the title Executive Vice President or above that is not an Executive Officer.

“Received” Incentive-Based Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received on or after the Effective Date by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measure, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount will be based on the Board’s reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received.

“Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). A Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure. A Restatement also does not include out-of-period adjustments that are immaterial to both the current and prior periods. The determination of whether the restatement is due to material non-compliance with any financial reporting requirement shall be made by the Board and based on facts and circumstances and existing judicial and administrative interpretations.

“Unearned Compensation” means all Unearned Incentive-Based Compensation and all Unearned Operating Performance-Based Compensation.

“Unearned Incentive-Based Compensation” means all Incentive-Based Compensation that would be Recoverable Compensation had the Other Executive been or served as an Executive Officer during the Appliable Period.

“Unearned Operating Performance-Based Compensation” means all Operating Performance-Based Compensation Received during the Operating Measure Recoverable Period that exceeded the amount of Operating Performance-Based Compensation that otherwise would have been Received had the amount been determined based on the Operating Measure as restated, such amount to be determined by the Board or a committee of the Board.

Adopted by the Compensation Committee of the Board of Directors on November 15, 2023.